99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.

October 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Erin Purnell

Thomas Jones

Kevin Stertzel

Dale Welcome

Re:	Vertical Aerospace Ltd. Registration Statement on Form F-4 Filed on September 17, 2021 CIK No. 0001867102

On behalf of Vertical Aerospace Ltd. (the “Company”), we are hereby submitting an amended Registration Statement on Form F-4 (“Amendment No. 3”). The Company previously submitted a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (the “Commission”) on July 9, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement on August 24, 2021 (“Amendment No. 1”) and Amendment No. 2 to the Registration Statement on September 20, 2021 (“Amendment No. 2”). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter with respect to Amendment No. 2 received on October 5, 2021 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 and page references in the responses refer to Amendment No. 3. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 3.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 53

1.	It appears to us that the pro forma net loss per share, basic and diluted, for the six months ended June 30, 2021, is £(0.04) under both redemption scenarios. Please revise your registration statement accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 55 in response to the comment.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

October 8, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations, page 169

2.	Please revise your pro forma statements of operations, for each period presented, to include historical earnings per share for Vertical and Broadstone pursuant to Rule 11-02(a)(9)(i) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 172 and 173 to include the historical earnings per share for Vertical and Broadstone.

Unaudited Condensed Consolidated Financial Statements of Vertical Aerospace Group Ltd.

8 Share capital, page F-10

3.	For each of the share-based transactions in 2021, please expand your footnote to provide the disclosures required by paragraphs 46 and 47(b) of IFRS 2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it revised page F-10 in response to the comment.

Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd.

24 Financial risk management and impairment of financial assets

Credit risk and impairment, page F-41

4.	We note your response to prior comment nine. It appears to us that your disclosure, in the first sentence of the third paragraph, should read "..at that point the amounts considered irrecoverable are moved to the allowance account to be written off against the trade receivables directly." Please revise your footnote and the corresponding disclosure on page 229.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 233 and F-42 in response to the comment.

Item 21. Exhibits and Financial Statement Schedules, page II-1

5.	Exhibit 5.1 indicates that it is subject to review and amendment. Please have counsel file a completed legal opinion in a pre-effective amendment. In addition, we note that counsel limits the opinion to purchasers of the Units pursuant to the Registration Statement, but that "Units" has not been defined. Please have counsel revise to clarify that investors are entitled to rely on the opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised Exhibit 5.1 to refer to the Company’s warrants and ordinary shares only, as the Company does not have any units, and has filed the revised, final legal opinion as an exhibit to Amendment No. 3.

* * *

October 8, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +1 (405) 933 4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart

of LATHAM & WATKINS LLP

cc:	(via email)
Stephen Fitzpatrick, Vertical Aerospace Ltd.
Vinny Casey, Vertical Aerospace Ltd.
Michael Cervenka, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
David A. Sakowitz, Winston & Strawn LLP
Michael J. Blankenship, Winston & Strawn LLP
Paul Amiss, Winston & Strawn (London) LLP